SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 8-A

                For Registration of Certain Classes of Securities
                     Pursuant to Section 12(b) or (g) of the
                         Securities Exchange Act of 1934


                             DUKE ENERGY CORPORATION
                            -------------------------
             (Exact name of registrant as specified in its charter)



           North Carolina                               56-0205520
-------------------------------------             ------------------------
      (State of incorporation                        (I.R.S. Employer
          or organization)                          Identification No.)

      526 South Church Street
     Charlotte, North Carolina                          28201-1006
-------------------------------------             ------------------------
(Address of principal executive offices)                 (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so             Name of each exchange on which
         registered:                       each class is to be listed:

  Preference Stock Purchase               New York Stock Exchange, Inc.
           Rights

      If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

      If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
                                     ------
                                (Title of Class)


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Item 1.  Description of Registrant's Securities to be Registered.

      The following summaries of certain provisions of the Rights Agreement do not purport to be complete and are subject, and are qualified in their entirety by reference, to all the provisions of the Rights Agreement, including the definition therein of certain terms.



            On December 17, 1998, the Board of Directors of Duke Energy Corporation (the "Corporation") authorized and declared, subject to receipt of certain regulatory approvals, a dividend distribution of one right (a "Right") for each outstanding share of common stock, without par value, of the Corporation (the "Common Stock") to shareholders of record at the close of business on a record date to be fixed upon receipt of such approvals. On February 9, 1999, after receipt of such approvals, the Management Committee of the Board of Directors fixed February 22, 1999 as the record date. Each Right entitles the holder of Common Stock to purchase from the Corporation a unit (a "Unit") consisting of one ten-thousandth of a share of Series A Participating Preference Stock, $100 par value, of the Corporation (the "Preference Stock"), at a Purchase Price of $190 per Unit (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement (the "Rights Agreement"), dated as of December 17, 1998, between the Corporation and The Bank of New York, as Rights Agent.


            Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) ten days following public announcement that a person or group of affiliated or associated persons, with such exceptions as are set forth in the Rights Agreement (an "Acquiring Person"), has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date") or (ii) ten Business Days (or such later date as the Board of Directors may determine) following the commencement of, or first public announcement of the intent of a person or group to commence, a tender offer or exchange offer that would result in a person or group (with such exceptions as are set forth in the Rights Agreement) beneficially owning 15% or more of such outstanding shares of Common Stock. Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after February 22, 1999 will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding at the close of business on February 22, 1999 or thereafter will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates.


            An Acquiring Person does not include (i) the Corporation, any subsidiary of the Corporation, any employee benefit plan or employee stock plan of the Corporation or of any subsidiary of the Corporation or (ii) any person or group whose ownership of 15% or more of the shares of Common Stock then outstanding results solely from any action or transaction or series of related actions or transactions approved by the Board of Directors before such person or group became an Acquiring Person.

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


            The Rights are not exercisable until the Distribution Date and will expire at the close of business on December 16, 2008, unless earlier redeemed or exchanged by the Corporation as described below.

            As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock outstanding prior to the Distribution Date will be issued with Rights.

            In the event that an Acquiring Person becomes the beneficial owner of 15% or more of the then outstanding shares of Common Stock, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Corporation), having a value equal to two times the Exercise Price of the Right. The Exercise Price is the Purchase Price times the number of shares of Common Stock associated with each Right (initially, one). Notwithstanding any of the foregoing, following the occurrence of an event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of an event set forth in this paragraph until such time as the Rights are no longer redeemable by the Corporation as set forth below.

            In the event that, following the Stock Acquisition Date, (i) the Corporation is acquired in a merger or consolidation in which the Corporation is not the surviving corporation, (ii) the Corporation engages in a merger or consolidation in which the Corporation is the surviving corporation and the Common Stock of the Corporation is changed or exchanged, or (iii) more than 50% of the Corporation's assets or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise of the Right, Common Stock of the acquiring company having a value equal to two times the Exercise Price of the Right.

            The Purchase Price payable, and the number of Units of Preference Stock or other securities or property issuable upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preference Stock, (ii) if holders of the Preference Stock are granted certain rights or warrants to subscribe for Preference Stock or securities convertible into Preference Stock at less than the current market price of the Preference Stock, or (iii) upon the distribution to holders of the Preference Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

            The number of outstanding Rights and the number of Units of Preference Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Stock or a dividend on the Common Stock payable in Common Stock or subdivisions or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

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


            With certain exceptions, no adjustments in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units are required to be issued and, in lieu thereof, an adjustment in cash be made based on the market price of the Preference Stock on the last trading date prior to the date of exercise.

            At any time after a person or group of affiliated or associated persons becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Stock, the Board of Directors may exchange the Rights (other than Rights owned by such person or its affiliates and associates, which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one ten-thousandth of a share of Preference Stock (or of a share of a series of the Corporation's preference stock having equivalent preferences, limitations and relative rights), per Right (subject to adjustment).

            At any time until ten Business Days following the Stock Acquisition Date, the Corporation may redeem the Rights in whole, but not in part, at a price of $.01 per Right, subject to adjustment. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.

            Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Corporation, including, without limitation, the right to vote or to receive dividends.

            Except as set forth below, any of the provisions of the Rights Agreement may be amended at the direction of the Board of Directors prior to the Distribution Date. After the Distribution Date, any provision of the Rights Agreement may be amended at the direction of the Board of Directors without the approval of holders of Rights Certificates in order to make changes which do not adversely affect the interests of holders of Rights Certificates (excluding the interests of any Acquiring Person) or to shorten or lengthen any time period under the Rights Agreement, except that no amendment to lengthen the time period governing redemption may be made at such time as the Rights are not redeemable nor may any other time period be lengthened except to protect the rights of holders of Rights. In no case, however, may the Rights Agreement be amended to change (other than pursuant to certain adjustments therein) the fraction of a share of Preference Stock for which a Right is exercisable or to advance the Final Expiration Date.

            As of February 22, 1999, there were 363,464,761 shares of Common Stock outstanding, and there were approximately 25,000,000 shares of Common Stock reserved for issuance under various stock plans of the Corporation or its subsidiaries. There will be 50,000 shares of Preference Stock reserved for issuance upon exercise of the Rights.

            The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Corporation on terms not approved by the Board of Directors of the Corporation. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Corporation since the Board of Directors may, at its option, at any time prior to the close of business on the earlier of

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



(i) the tenth business day following the Stock Acquisition Date or (ii) December 16, 2008 redeem all, but not less than all, the then outstanding Rights at the Redemption Price. The Restated Articles of Incorporation of the Corporation provide for a classified Board of Directors.

            The Board of Directors has directed the outside directors of the Nominating Committee of the Board of Directors (or any committee of the Board of Directors that shall succeed to its functions) to review the Rights Plan without the participation in any way of any member of the Nominating Committee who may be an employee of the Corporation, when and as it may deem appropriate, and at least every three years, with authority to recommend modifications to the Rights Plan or redemption of the Rights to the Board of Directors as it may determine to be in the best interests of the Corporation and its shareholders.

            The form of Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibit B the Form of Rights Certificate, is attached as an exhibit hereto and is incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such exhibit.



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



Item 2.  Exhibits.
         --------

Exhibit No.                                 Description
----------                                  -----------

       1 Rights Agreement, dated as of December 17, 1998, between Duke Energy Corporation and The Bank of New York, as Rights Agent. The Rights Agreement includes the Form of Articles of Amendment with respect to the Series A Participating Preference Stock as Exhibit A, the Form of Rights Certificate as Exhibit B and the Summary of Rights as Exhibit C (incorporated by reference to Exhibit 4.1 to the Corporation's Current Report on Form 8-K dated February 11, 1999).

       2 Press Release, dated February 9, 1999 (incorporated by reference to Exhibit 99.1 to the Corporation's Current Report on Form 8-K dated February 11, 1999).




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



            Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                    DUKE ENERGY CORPORATION


                                    By:_______________________________________
                                     Name:  Richard J. Osborne
                                    Title:  Executive Vice President and
                                            Chief Financial Officer



Date: February 16, 1999



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


                              EXHIBIT INDEX
                              -------------


Exhibit No.                      Description
----------                       -----------

1 Rights Agreement, dated as of December 17, 1998, between Duke Energy Corporation and The Bank of New York, as Rights Agent. The Rights Agreement includes the Form of Articles of Amendment with respect to the Series A Participating Preference Stock as Exhibit A, the Form of Rights Certificate as Exhibit B and the Summary of Rights as Exhibit C (incorporated by reference to Exhibit 4.1 to the Corporation's Current Report on Form 8-K dated February 11, 1999).

2 Press Release, dated February 9, 1999 (incorporated by reference to Exhibit 99.1 to the Corporation's Current Report on Form 8-K dated February 11, 1999).






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